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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

BULLION RIVER GOLD CORP.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
120255 10 4
(CUSIP Number)
3500 Lakeside Court, Suite 200
Reno, Nevada 89509
(775) 324-4881
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 3, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	120255 10 4

1	NAMES OF REPORTING PERSONS: ELTON PARTICIPATION CORP.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		20,533,333.67 (See Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		20,533,333.67 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		20,533,333.67 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

20,533,333.67 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

20,533,333.67 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

32.5% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item 1. Security and Issuer.
     This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of Bullion River Gold Corp. (“Bullion River”), a Nevada corporation. The principal executive offices of Bullion River are located at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509.
Item 2. Identity and Background.
     This Schedule 13D is being filed by Elton Participation Corp. (“Elton”), a corporation organized under the laws of the British Virgin Islands, with a principal business and principal office address at Paseas Estate, Road Town, Tortola, BVI. Elton’s principal business is financial participations.
     Annex A attached hereto and incorporated herein by reference sets forth, as of the date hereof, the name, business address, present principal occupation or employment, citizenship and beneficial ownership of Common Stock of those persons at Elton who perform functions similar to executive officers and directors of companies organized under the laws of the United States.
(d)-(e) During the last five years, neither Elton, nor, to the best knowledge of Elton, any of the directors or officers of Elton listed on Annex A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     As further described in Item 6, on August 3, 2006, Bullion River entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Elton for an aggregate amount of (i) $2,000,000 in secured convertible debentures (the “Debentures”), and (ii) warrants to purchase 2,666,667 shares of Bullion River’s common stock. The securities were offered in reliance on the exemption from securities registration afforded by the provisions of Section 4(2), Section 4(6) and/or Regulation S as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). The warrants were issued in connection with the purchase of the Debentures for no additional consideration.
Item 4. Purpose of Transaction
     Elton acquired the Debentures and warrants under the Securities Purchase Agreement for investment purposes.
Item 5. Interest in Securities of the Issuer
(a)-(c) On August 3, 2006, Bullion River entered into the Securities Purchase Agreement with Elton for an aggregate amount of (i) $2,000,000 in Debentures, and (ii) warrants to purchase 2,666,667 shares of Bullion River’s common stock. The Debentures are convertible into Common Stock at a price equal to $0.75 per share of Common Stock. The warrants are initially exercisable at a purchase price of $1.00 per share of Common Stock. Under certain specified circumstances, if Bullion River issues Common Stock below the conversion price of the Debentures or 80% of an average market price, the conversion price of the Debentures and exercise price of the warrants would be adjusted. The securities were offered in reliance on the exemption from securities registration afforded by the provisions of Section 4(2), Section 4(6) and/or Regulation S as promulgated by the SEC under the Securities Act.
     Prior to entering into the Securities Purchase Agreement, Elton had previously acquired voting and dispositive power, and thus beneficial ownership, over 7,600,000 shares of Common Stock, and had

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purchased warrants to purchase an additional 7,600,000 shares of Common Stock. On November 18, 2005, Elton subscribed for and purchased 1,600,000 shares of Common Stock and warrants to purchase an additional 1,600,000 shares of Common Stock at an exercise price of $0.75 per share, in a private offering exempt from the registration requirements of the Securities Act of 1933 pursuant to Regulations D and S thereunder, constituting 9.3% of the issued and outstanding Common Stock as of November 18, 2005.1 On January 20, 2006, Elton subscribed for and purchased 4,000,000 shares of Common Stock and warrants to purchase an additional 4,000,000 shares of Common Stock at an exercise price of $0.75 per share, in a private offering exempt from the registration requirements of the Securities Act of 1933 pursuant to Regulations D and S thereunder, bringing Elton’s total beneficial ownership to 5,600,000 shares of Common Stock and warrants to purchase an additional 5,600,000 shares of Common Stock, or 20.6% of the issued and outstanding Common Stock as of January 23, 2006.2 On April 28, 2006, Elton subscribed for and purchased 2,000,000 shares of Common Stock and warrants to purchase an additional 2,000,000 shares of Common Stock at an exercise price of $0.75 per share, in a private offering exempt from the registration requirements of the Securities Act of 1933 pursuant to Regulations D and S thereunder, bringing Elton’s total beneficial ownership to 7,600,000 shares of Common Stock and warrants to purchase an additional 7,600,000 shares of Common Stock, or 26.9% of the issued and outstanding Common Stock as of April 28, 2006.3
     Giving effect to the August 3, 2006 Securities Purchase Agreement, and assuming full exercise of the warrants and conversion of the Debentures, Elton beneficially owns 10,266,666.67 shares of Common Stock and warrants to purchase 10,266,667 additional shares of Common Stock, or 32.5% of the issued and outstanding Common Stock as of August 3, 2006.4 Assuming full exercise of the warrants and conversion of the Debentures, Elton has full discretionary voting and dispositive power over 20,533,333.67 shares of Common Stock.
     Other than as set forth in this Schedule 13D, to the best of Elton’s knowledge as of the date hereof, none of Elton, nor any of the executive officers or directors of Elton listed on Annex A beneficially owns any Bullion River common stock, and there have been no transactions in the Common Stock during the past 60 days by any of the foregoing.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     To the best of Elton’s knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between any such persons and any person with respect to any securities of Elton.
Item 7. Material to Be Filed as Exhibits
     None.

[1]	Based on 32,965,581 shares of Common Stock issued and outstanding, as reported in the quarterly report on Form 10-QSB filed by Bullion River with the Securities and Exchange Commission (the “SEC”) on November 16, 2005, and assuming full exercise of all warrants owned by Elton.

[2]	Based on 48,840,375 shares of Common Stock issued and outstanding, as reported in the registration statement on Form SB-2 filed by Bullion River with the SEC on January 24, 2006, and assuming full exercise of all warrants owned by Elton.

[3]	Based on 48,853,875 shares of Common Stock issued and outstanding as of March 31, 2006, as reported in the quarterly report on Form 10-QSB filed by Bullion River with the SEC on March 31, 2006, and assuming full exercise of all warrants owned by Elton.

[4]	Based on 57,753,549 shares of Common Stock issued and outstanding as of July 25, 2006, as reported in the registration statement on Form SB-2 filed by Bullion River with the SEC on July 28, 2006, and assuming full conversion of the Debentures and full exercise of all warrants owned by Elton.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2006	ELTON PARTICIPATION CORP.

	By:	/s/ Peter-Paul Stengel

	Name:	Peter-Paul Stengel
	Title:	President

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Annex A
Executive Officers and Directors
Of
Elton Participation Corp.
     The (i) name, (ii) principal occupation or employment, (iii) principal business address, (iv) citizenship, and (v) beneficial ownership of common stock of Bullion River Gold Corp., of each of those persons at Elton Participation Corp. who perform functions similar to executive officers and directors of companies organized under the laws of the United States are listed below.
(i)	Gerhard Ammann

(ii)	commercial advisor

(iii)	Kanon Strasse 56, 8807 Freienbach, Switzerland

(iv)	Switzerland

(v)	None.

(i)	Peter-Paul Stengel

(ii)	lawyer

(iii)	Arnulfstrasse 4, 80335 Munich

(iv)	Germany

(v)	411.167 shares of common stock of Bullion River Gold Corp. and warrants to purchase 411.167 additional shares of common stock of Bullion River Gold Corp.

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